Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation	Ownership

IthenaPharma Inc.	Delaware	100%

Cequent Pharmaceuticals, Inc.	Delaware	100%

MDRNA Research, Inc.	Delaware	100%

Atossa HealthCare, Inc.	Delaware	100%